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                             August 17, 2021

       Taiwo Aimasiko
       Chief Executive Officer
       Bemax, Inc.
       625 Silver Oak Drive
       Dallas, GA 30132

                                                        Re: Bemax, Inc.
                                                            Registration
Statement on Form 1-A
                                                            File No. 024-11606
                                                            Filed August 10,
2021

       Dear Ms. Aimasiko:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing